UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13D
Under the Securities Exchange Act of 1934

St. Lawrence Energy Corp.
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(Name of Issuer)

Common Stock, $0.0001 par value
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(Title of Class of Securities)

917274 30 0
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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827−9362
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2008

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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d−7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.          Names of Reporting Persons.     Hirsch Capital Corp.

I.R.S. Identification Nos. of above persons (entities only). 20-8635222

2.  Check the Appropriate Box if a Member of a Group (see instructions)

(a)          [ ]

(b)          [ ]

3.       SEC Use Only

4.       Source of Funds (see instructions)       WC and OO

                                                                         _____

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items

    2(d) or 2(e) [ ]

                                                                        _____

6.       Citizen or Place of Organization    California

7.       Sole Voting Power   100,578,231 (including 300,000 votes from

Series A Preferred Stock and 100,000,000 votes from the Series B Preferred Stock which vote together with the Common Stock)

8.       Shared Voting Power        -0-

9.       Sole Dispositive Power     278,231

10.   Shared Dispositive Power   -0-

11.   Aggregate Amount Beneficially Owned be Each Reporting Person 100,278,231

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See     Instructions) [ x ] The amount in Row (11) excludes 30,000 Shares of Series A Preferred Stock and the 300,000 votes which are represented thereby.  The amount in Row (7) takes account of such additional voting power.

13.   Percent of Class Represented by Amount in Row (11) approximately 1.4% (based on 20,551,766 shares of Common Stock outstanding)

14.   Type of Reporting Person                               CO

Item 1.     Security and Issuer

This Amendment No. 1 (the "Amendment No. 1") to the Statement on Schedule 13D (the "Original Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of St. Lawrence Energy Corp., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 303 Twin Dolphin Drive, Suite 600, Redwood City CA 94065. As hereafter used in this Amendment No. 1, the term "this Statement" refers to the Original Statement as amended by this Amendment No. 1.

Item 2.     Identity and Background

This Statement is being filed by Hirsch Capital Corp., a California corporation ("Hirsch").  The principal executive offices of Hirsch are located at  303 Twin Dolphin Drive, Suite 600, Redwood City CA 94065.

Item 3.     Source and Amount of Funds or Other Consideration

The shares of Common Stock reported by Hirsch in this Statement together with 30,000 shares of Series A Preferred Stock (the "Series A Preferred Stock") having a vote equivalent to 300,000 shares of Common Stock were acquired by Hirsch in a privately negotiated transaction with Michael F. Manion ("Manion"), Ivo Heiden ("Heiden") and Richard Rubin ("Rubin") for an aggregate purchase price of $800,000. Such purchase price was funded from the working capital of Hirsch.  As used in this Statement, Manion, Heiden and Rubin are collectively referred to as the "Selling Stockholders").

The 1,000,000 shares of Series B Preferred Stock (the "Series B Preferred Stock") having a vote equivalent to 100,000,000 shares of Common Stock and being convertible at the option of the holder into Common Stock on a share for share basis were acquired directly from the Issuer pursuant to a Subscription Agreement dated January 14, 2008.  The consideration provided by Hirsch to the Issuer was the value brought to the Issuer by Hirsch's transformation of the Issuer from a shell company into an operating company in the energy sector by encouraging NOK-BONG Ship Building Co. Ltd. ("NOK-BONG") and 3Soft, Inc. ("3Soft") to invest an aggregate of $40,000,000 in the Common Stock of the Issuer and further business relationships with the Issuer which are now being negotiated with NOK-BONG and 3Soft.

Item 4.  Purpose of Transaction

Hirsch acquired the shares of Common Stock and Series A Preferred Stock from the Selling Stockholders to gain control of the Issuer, by acquiring 69.5% of the votes entitled to be cast on all matters submitted to the stockholders of the Issuer, as an investment with a view toward making a profit therefrom.

Hirsch acquired the shares of Series B Preferred Stock from the Issuer to preserve its approximate voting power after the issuance of the shares of Common Stock to NOK-BONG and 3Soft and as compensation for the value brought to the Issuer.  The issuance of the 1,000,000 shares of Series B Preferred Stock to Hirsch was approved by the Board of Directors of the Issuer and a majority of votes of the stockholders and has also been consented to by NOK-BONG and 3Soft.

Based on a number of factors, including Hirsch's evaluation of the market for the Issuer's shares, potential acquisition and merger candidates for the Issuer, some of which Hirsch has already had preliminary discussion with, general economic and stock market conditions and other investment opportunities, Hirsch may purchase additional securities of the Issuer through open market or privately negotiated transactions, may dispose of all or a portion of the securities of the Issuer now or hereafter owned by Hirsch, may recommend to the Board of Directors of the Issuer that the Issuer raise equity capital for working capital and to fund a war chest to be used for possible mergers and acquisitions, may identify to the Board of Directors one or more acquisition or merger candidates for the Issuer, some of which Hirsch has already had preliminary discussions with, and may recommend to the Board of Directors a recapitalization in preparation for or in connection with an acquisition, merger or equity financing approved by the Board of Directors.

If the Board of Directors approves any request by Hirsch to obtain equity funding, approves a transaction with respect to any acquisition or merger candidate proposed by Hirsch, or approves a recapitalization, it will be necessary to issue additional securities of the Issuer.

Other than as set forth above, or as noted below, Hirsch does not have any plans or proposals that would result in any of the following:

(a)   the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, other than those described in the Issuer's Schedule 14F-1 filed with the Securities and Exchange Commission on December 24, 2007;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)  causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Hirsch reserves the right to determine in the future to change the purpose or purposes described above.

Item 5. Interest in Securities of the Issuer

(a)          Aggregate Number and Percentage of Common Stock. Hirsch beneficially owns 1,278,231 shares of the Issuer's Common Stock (278,238 in the form of Common Stock and 1,000,000 in the form of the Series B Preferred Stock) representing approximately 5.9% of the Issuer's outstanding Common Stock (based on 551,776 shares of Common Stock outstanding on September 30, 2007, as reported in the Issuer's Quarterly Report on Form 10−QSB for the quarter ended September 30, 2007), the 20,000,000 shares of Common Stock owned by NOK-BONG and the 1,000,000 shares of Common Stock into which the 1,000,000 shares of Series B Preferred Stock are convertible at the option of the holder.

(b)          Power to Vote and Dispose. Hirsch has sole voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.  When counting the voting power of the Series A Preferred Stock and the Series B Preferred Stock referred to in Item 3 above, Hirsch has sole voting power over 100,578,231 votes entitled to be cast by stockholders on all matters submitted to the stockholders of the Issuer, which represents approximately 83.2% of the votes entitled to be cast on all matters submitted to the stockholders of the Issuer (based on: (i) the 551,776 shares of Common Stock and the 30,000 shares of Series A Preferred Stock (each of which shares of Series A Preferred Stock is entitled to ten votes) outstanding on September 30, 2007, as reported in the Issuer's Quarterly Report on Form 10−QSB for the quarter ended September 30, 2007); (ii) the 20,000,000 shares of Common Stock sold to NOK-BONG; and (iii) the 1,000,000 shares of Series B Preferred Stock (each of which shares of Series B Preferred Stock is entitled to one hundred votes).

(c) Transactions within the Past 60 Days. Hirsch acquired the shares of Common Stock and the Series A Preferred Stock identified in response to Items 5(a) and 5(b) above on December 21, 2007 in a privately negotiated transaction from the Selling Stockholders for an aggregate purchase price of $800,000.  Hirsch acquired the 1,000,000 shares of Series B Preferred Stock directly from the Issuer on January 14, 2008 for the consideration described in Item 3 above.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.  Effective December 20, 2007, Hirsch entered into a Securities Purchase Agreement (the "Agreement") with the Selling Stockholders, pursuant to which, among other things, the Selling Stockholders agreed to sell to Hirsch and Hirsch agreed to purchase from the Selling Stockholders, 278,231 shares of Common Stock and 30,000 shares of Series A Preferred Stock of the Issuer owned of record and beneficially by the Selling Stockholders (the "Purchased Shares"). Hirsch is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended. The aggregate purchase price for the Purchased Shares was $800,000.  The Purchased Shares represent approximately 1.4% of the 20,531,766 issued and outstanding shares of Common Stock, 100% of the 30,000 issued and outstanding shares of Series A Preferred Stock, 100% of the 1,000,000 issued and outstanding shares of Series B Preferred Stock, and approximately 83.2% of the 120,831,766 votes entitled to be cast by the stockholders of the Company.  The purchase and sale of the Purchased Shares took place at a closing (the "Closing") held on December 20 and December 21, 2007.

Pursuant to the Agreement, at the Closing all of the officers of the Company resigned and Robert Mitchell was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.  The Agreement also provides that after the expiration of the 10-day period referred to in Rule 14f-1 promulgated by the Commission under the Act, Heiden will resign as the sole director of the Company after electing Robert Mitchell, Anthony U, Martinez and W. Benjamin Garst, Jr. to succeed him as the Board of Directors of the Company.

On January 14, 2008, Hirsch entered into a Subscription Agreement with the Issuer, pursuant to which, among other things, the Issuer and Hirsch agreed that 1,000,000 shares of Series B Preferred Stock should be issued to Hirsch to compensate Hirsch for the value brought to the Issuer by Hirsch's transformation of the Issuer from a shell company into an operating company in the energy sector by encouraging NOK-BONG and 3Soft to invest an aggregate of $40,000,000 in the Common Stock of the Issuer and further business relationships with the Issuer which are now being negotiated with NOK-BONG and 3Soft.

Item 7.  Material to be filed as Exhibits

Description of Exhibit	Exhibit Number

Securities Purchase Agreement dated as of December 20, 2007 among Michael F. Manion, Ivo Heiden, Richard Rubin and Hirsch Capital Corp.	1*
Subscription Agreement dated January 14, 2008 between St. Lawrence Energy Corp. and Hirsch Capital Corp.	2**

*     Filed with the Original Statement.

**    Filed with this Amendment No.1.

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2008

Hirsch Capital Corp.

By: /s/ W. Benjamin Garst, Jr._

   Name: W. Benjamin Garst, Jr.

   Title: President